Darin Smith
Lead Director and
Associate General Counsel
(319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

LAW DEPARTMENT

May 2, 2017

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Initial Registration Statement on Form S-3

File No. 333-216083

Separate Account No. 49 of AXA Equitable Life Insurance Company

Initial Registration Statement on Form N-4

File Nos. 333-216084; 811-07659

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the written comments you provided with respect to the above-referenced filings for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1.	Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: Confirmed.

2.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: The Company will be solely responsible for the benefits and features associated with the Contract.

PROSPECTUS

Cover Page

3.	“Contract value” is not a defined term in the prospectus. Please replace “contract value” with “account value” throughout the prospectus.

Response: The disclosure has been revised as requested throughout the prospectus. Please note, in one instance the term “contract value” was referring to the value of an unidentified contract and this reference was not revised (see page 20). Also note that there were other instances where the term “contract values” is used to refer to the various values within the contract (which may include the account value) and these instances were also not revised (see pages 17 and 49).

4.	In the sixth paragraph, please disclose that Segment Durations are for six years, unless the next Segment Start Date is less than six years from the contract’s maturity date, in which case Segment Durations are for one year.

Response: The disclosure has been revised as requested. See cover page.

Definition of Key Terms (pp. 6-7)

5.	Segment Buffer. Please disclose that the Segment Buffer for 1-year Standard Segments is -10%.

Response: The disclosure has been revised as requested. See page 7.

6.	Segment Duration. Please disclose that Segment Durations are for six years, unless the next Segment Start Date is less than six years from the contract’s maturity date, in which case Segment Durations are for one year.

Response: The disclosure has been revised as requested. See page 7.

Structured Capital Strategies Plus at a Glance - Key Features (pp. 8-10)

7.	In the footnote to the chart comparing the differences between Segment Types, please indicate that the iShares® MSCI EAFE EFT is not available with the 1-year Standard Segments.

Response: The disclosure has been revised as requested. See page 9.

Fee Table - Examples (p. 12)

8.	Please update the expense examples to reflect the 1.15% variable investment option fee.

Response: The expense examples have been updated. See page 12.

Risk Factors (pp. 13-15)

9.	If none of the Indices expose an investor to commodity investments, then please remove all disclosure relating to commodities to avoid investor confusion.

Response: The disclosure has been revised as requested. See page 15.

10.	When stating on page 14 that a beneficiary is not permitted to allocate account value to a Segment if the beneficiary has elected the “5-year rule,” please briefly define or otherwise explain the 5-year rule. Further, please clarify in the disclosure whether “allocate” is meant to refer to the “transfer” of account value to a Segment, e.g., if account value was in a Segment when the beneficiary became the owner, would it remain there for the Duration of the Segment?

If true, please disclose that a beneficiary who elects the 5-year rule must transfer all account value out of any existing Segments (e.g., page 46 of the prospectus states that “if the beneficiary has chosen the ‘5-year rule,’ amounts may not be invested in Segments”), and disclose the consequences of transferring out of a Segment before the Segment Maturity Date, with a reference to disclosure about Segment Interim Value and/or Appendix III.

Please make corresponding changes throughout the prospectus regarding this restriction.

Response: A beneficiary who elects the 5-year rule is not required to transfer all account value out of each existing Segments. The disclosure has been revised as requested throughout the prospectus.

11.	When discussing the availability of 1-year Standard Segments in the next paragraph, please revise the statement that an owner “cannot invest in Segments with a Segment Duration of more than 1 year” to clarify that an owner can only invest in 1-year Standard Segments, and the iShares® MSCI EAFE EFT is not available.

Response: The disclosure has been revised as requested. See page 14.

12.	Please consider moving the paragraph on page 15 that describes the risks relating to investments in foreign securities to the discussion on the iShares MSCI EAFE ETF. The other Indices available under the Contract are U.S. equity indices.

Response: In anticipation of adding additional Indices in the future which may also have investments in foreign securities, the Company respectfully prefers to leave this disclosure separate from the discussion on the iShares® MSCI EAFE ETF.

Contract Features and Benefits – Allocating Your Contributions (p. 22)

13.	As disclosed in the prospectus, the Company may limit the total number of Segments that may be active in a contract, and will reallocate a Segment transfer request to the EQ/Money Market variable investment option if such transfer would cause a contract to exceed this limit. Please disclose the actual limit (i.e., the total number of Segments that may be active under a contract) here and on page 35 of the prospectus. In addition, please indicate how and when a Contract Owner will be informed that a transfer to a Segment did not go through and requested to make alternative allocation instructions.

Response: The disclosure has been revised as requested. See pages 23 and 36.

Contract Features and Benefits – Portfolios of the Trust (p. 23)

14.	In the fourth and fifth paragraphs, please revise the disclosure to eliminate references to AXA Fund of Fund Portfolios and to guaranteed benefits, neither of which are available under the Contract.

Response: The disclosure in the fifth paragraph referencing guaranteed benefits has been revised as requested. See page 24. The Company views the AXA Balanced Strategy Portfolio as a fund of funds portfolio.

Contract Features and Benefits – Performance Cap Rate (pp. 25-26)

15.	In the third paragraph, please disclose that the minimum Performance Cap Rate for 1-year Standard Segments is 2%.

Response: The disclosure has been revised as requested. See page 27.

Contract Features and Benefits – Segment Maturity Value (pp. 28-30)

16.	Please explain supplementally how the assumptions in the examples (e.g., the 45% and 12% Performance Cap Rates) are reasonable in light of current and anticipated market conditions.

Response: The assumed rates used in these hypothetical examples (e.g., the 45% and 12% Performance Cap Rates) were based on two different bank surveys conducted this year. In both instances, the assumed Performance Cap Rates used in these hypothetical examples are less than the applicable average rate from each survey.

Contract Features and Benefits – Suspension, Termination and Changes to Segment Types and Indices (p. 31)

17.	When discussing possible alternative Indices, please refer to the iShares MSCI EAFE ETF rather than to the NASDAQ Index, which is not available under the Contract.

Response: The reference to the NASDAQ in this section is a reference to a possible alternative index if the Russell 2000® Price Return Index was not available. In such instances, the Company would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index. The Company does not believe that in selecting an alternate index if the existing index is unavailable it is constrained to only choose Indexes already in the product. The Company also believes that at the current time the NASDAQ is an appropriate example of possible an alternate index if the Russell 2000® Price Return Index becomes unavailable.

Determining Your Contract’s Value (p. 34)

18.	When stating that “all Standard Segments and Annual Lock Segments have a 6-year Segment Duration,” please clarify that if the next Segment Start Date is less than six years from the contract’s maturity date, then Segments have a 1-year Segment Duration.

Response: The disclosure has been revised to remove the sentence that contained the above noted phrase; the sentence was not necessary for the understanding of the disclosure in this section. See page 35.

Transferring Your Money Among Investment Options (pp. 35-36)

19.	The prospectus states that an owner may not transfer out of a Segment before its Segment Maturity Date, “which is 6 years for all Standard and Annual Lock Segments.” Please clarify that Segment Durations are for one year if the next Segment Start Date is less than six years from the contract’s maturity date.

Response: The disclosure has been revised to remove the parenthetical that contained the above noted phrase; the parenthetical was not necessary for the understanding of the disclosure in this bullet point. See page 36.

Incorporation of Certain Documents by Reference (p. 70)

20.	Please specifically incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report on Form 10-K (e.g., Form 8-K filed by the Company on February 17, 2017). See Item 12(a)(2) of Form S-3.

Response: The disclosure has been revised as requested. See page 67.

Appendix III: Segment Interim Value

21.

The Company may determine the Segment Interim Value by calculating the present value of the Segment Investment using an investment rate chosen at its discretion. The prospectus discloses that investment rates are

“interest rates associated with investment grade fixed income instruments which can be used to back the Segment.” Please disclose: (a) additional information regarding what an investment rate is and how such rates may be chosen by the Company; (b) why the Company may utilize an investment rate rather than a risk-free swap rate, including why the Company believes an investment rate may be more appropriate than a risk-free rate; and (c) the potential consequences to contract owners resulting from the Company’s discretion in choosing the rate (e.g., withdrawal amounts will be lower under a discretionary rate than a risk-free rate because the investment rate is expected to be higher than the risk-free rate; if a high discretionary rate is chosen, withdrawal amounts will be lower even if prevailing market rates are low).

Please add corresponding disclosure regarding the potential consequences to contract owners to the cover page and Risk Factors section of the prospectus.

Response: The disclosure with respect to (a) and (b) above has been revised as requested. See page III-2. With respect to (c) above, the Company respectfully submits that any change from investment rates, which are the rates that will be used when the product goes effective and are the rates the Company currently intends to use for this product, to risk-free swap rates will increase the Fair Value of Hypothetical Fixed Instruments component of the Segment Interim Value calculation. The Company also notes that if the rate used in the calculation of the Fair Value of Hypothetical Fixed Instruments could not be changed by the Company to a different type of rate, nothing would be required to be disclosed with respect to (c) above. Nevertheless, the Company added disclosure related to (c) above, focusing instead on changes from risk-free swap rates to investment rates that would result in a decrease in the Fair Value of Hypothetical Fixed Instruments component of the Segment Interim Value calculation rather than changes from investment rates to risk-free swap rates which would be the first of such changes in rates for this product. See page III-2. The Company also added corresponding disclosure regarding the potential consequences to the Risk Factors section of the prospectus, again focusing on a possible second change in rates (from risk-free swap rates to investment rates) instead of a possible first change in rates (from investment rates to risk-free swap rates). See page 14. The Company, however, respectfully declines to add corresponding disclosure regarding the potential consequences of the first possible rate change (which would increase the Fair Value of Hypothetical Fixed Instruments component of the Segment Interim Value calculation) or the second possible rate change to the cover page of the prospectus. The Company believes that the disclosure of such a technical nature regarding the value of only one of the components of the Segment Interim Value calculation, especially when the disclosure would involve not the first possible rate change but the second possible rate change, is more appropriate in the context of the Segment Interim Value Appendix disclosure and not cover page disclosure. The Company notes that other issuers do not disclose similar details of such a technical and speculative nature on the cover pages of their prospectuses. The Company also notes that the cover page of the prospectus already discloses that the Segment Interim Value will be negatively affected by increases in interest rates.

STATEMENT OF ADDITIONAL INFORMATION

22.	When describing part (c) of the calculation of Unit Values, please refer to the “variable investment option fee” rather than the “contract fee,” and update the effective annual rate to reflect the 1.15% fee.

Response: The disclosure has been revised as requested. See page 2.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith